

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2009

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended October 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended October 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

Member of
Deloitte Touche Tohmatsu

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2009 AND 2008 (IN THOUSANDS)

	2009	2008
ASSETS:		
NONINTEREST-BEARING CASH	$ 17	$ 17
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	134,150	146,755
Deere & Company Common Stock Fund	107,360	89,567
Fidelity Intermediate Bond Commingled Pool	6,359	5,790
Mutual Funds	250,721	193,582
Fidelity BrokerageLink Accounts	18,251	14,154
Loans to participants	9,239	9,028
Total investments	526,080	458,876
RECEIVABLES:		
Due from broker	5,331	3,473
Accrued income and other receivables	2,057	3,205
Total receivables	7,388	6,678
TOTAL ASSETS	533,485	465,571
LIABILITIES:		
Due to broker	6,680	3,629
Other liabilities	1,136	1,277
	7,816	4,906
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	525,669	460,665
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,402)	1,150
NET ASSETS AVAILABLE FOR BENEFITS	$ 522,267	$ 461,815

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2009 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 32,847
Company	2,622
TOTAL CONTRIBUTIONS	35,469
INVESTMENT INCOME:	
Net appreciation in fair value of investments	49,824
Interest and dividends	12,007
Net investment income	61,831
TOTAL ADDITIONS	97,300
DEDUCTIONS:	
Benefits paid to participants	36,646
Net transfers to affiliate plans	202
TOTAL DEDUCTIONS	36,848
INCREASE IN NET ASSETS	60,452
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	461,815
End of year	$ 522,267

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee, and Fidelity Employer Services Company LLP, an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2009 and 2008, forfeited nonvested accounts totaled $527 and $47,649, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2009, Company contributions were reduced by $54,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following as of October 31, 2009:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis. The number of units and related net asset value per unit as of October 31, 2009 and 2008 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2009	1,607,027	$ 66.81
October 31, 2008	1,585,464	56.49

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Mutual Fund Fees – Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2009 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2009 and 2008.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

Subsequent Events – The Plan has evaluated subsequent events through February 23, 2010, the date the financial statements were available to be issued.

New Accounting Standards – FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB Statement No. 157, *Fair Value Measurements*) was adopted by the Plan at the beginning of fiscal year 2009. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The adoption did not have a material effect on the Plan's financial statements.

In 2009, the Plan adopted Accounting Standards Update ("ASU") No. 2009-01, *Statement of Financial Accounting Standards No. 168 – The Financial Accounting Standards Board Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles*. This ASU includes FASB Statement No. 168 in its entirety. The ASU establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the ASC carries an equal level of authority. Following this ASU, the FASB will issue only ASUs to update the ASC. The adoption did not have a material effect on the Plan's financial statements.

In 2009, the Plan adopted ASC 855, *Subsequent Events* (FASB Statement No. 165, *Subsequent Events*). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued if not widely distributed. The financial statements should reflect all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits. The financial statements should not reflect subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits. An entity must disclose the date through which subsequent events have been evaluated as well as whether that date is the date the financial statements were issued or the date they were available to be issued. The adoption did not have a material effect on the Plan's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends ASC 820, *Fair Value Measurements and Disclosures*. This ASU requires disclosures of transfers in and out of Levels 1 and 2, more detailed roll-forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The effective date is fiscal year 2011 except for the roll-forward reconciliations, which are required in fiscal year 2012. The adoption will not have a material effect on the Plan's financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.

The synthetic GICs include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Rabobank Nederland, State Street Bank and Trust Company, and AIG Financial Products Corp. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates of the wrapper contracts are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2009	2008
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	3.27 %	4.45 %
Based on interest rate credited to participants (2)	2.52	3.99

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. Fair value is generally determined by bid prices from published sources where available, and, if not available, from other sources considered reliable. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. FAIR VALUE MEASUREMENTS

In accordance with the accounting guidance related to fair value measurements, the Plan classifies its investments into: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, with Level 3 representing the lowest level of input. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at October 31, 2009.

	Fair Value Measurements (in thousands) at October 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 5,886	$ 96	$ 5,982
Residential Mortgage-Backed Securities - Agency		15,124		15,124
Residential Commercial Mortgage Obligations		7,332		7,332
Asset-Backed Securities		12,035	689	12,724
Corporate Debt Securities		19,756		19,756
Debt Securities Issued by the U.S. Treasury and Other U.S. Government Corporations and Agencies		70,101		70,101
Certificate of Deposit		625		625
Foreign Bond		209		209
Mutual Fund	$ 2,169			2,169
Wrapper Contracts			128	128
Total Blended Interest Fund	2,169	131,068	913	134,150
Deere & Company Common Stock Fund	107,360			107,360
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		6,359		6,359
Mutual Funds	250,721			250,721
Fidelity BrokerageLink Accounts - Mutual Funds	18,251			18,251
Loans to Participants		9,239		9,239
Total Investments	$ 378,501	$ 146,666	$ 913	$ 526,080

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements (in thousands) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — November 1, 2008	$ 97		$ 213	$ 310
Realized losses	(3)	(2)		(5)
Unrealized losses	(85)	(22)	(85)	(192)
Purchases, issuances, and settlements	(196)	(29)		(225)
Transfers into Level 3	876	149		1,025
Ending balance — October 31, 2009	$ 689	$ 96	$ 128	$ 913

5. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2009 and 2008 are as follows (dollars in thousands):

	2009	2009 Percent of Net Assets	2008	2008 Percent of Net Assets
Deere & Company Common Stock Fund*	$ 107,360	21 %	$ 89,567	19 %
Fidelity Institutional Money Market Fund*	45,136	9	24,183	5
Fidelity Magellan Fund*	31,058	6	26,175	6
Spartan U.S. Equity Index Advantage Fund*	27,538	5	26,460	6
U.S. Treasury Note 4.5% 11/30/11	-	-	46,588	10

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Deere & Company Common Stock Fund*	$	19,568
Fidelity Asset Manager 20% Fund*		321
Fidelity Asset Manager 50% Fund*		691
Fidelity Asset Manager 70% Fund*		953
Fidelity Asset Manager 85% Fund*		72
Fidelity BrokerageLink Accounts*		2,730
Fidelity Diversified International Fund*		1,684
Fidelity Equity Income Fund*		1,099
Fidelity Freedom 2000 Fund*		22
Fidelity Freedom 2005 Fund*		61
Fidelity Freedom 2010 Fund*		465
Fidelity Freedom 2015 Fund*		334
Fidelity Freedom 2020 Fund*		594
Fidelity Freedom 2025 Fund*		363
Fidelity Freedom 2030 Fund*		559
Fidelity Freedom 2035 Fund*		375
Fidelity Freedom 2040 Fund*		443
Fidelity Freedom 2045 Fund*		209
Fidelity Freedom 2050 Fund*		113
Fidelity Freedom Income Fund*		64
Fidelity Growth Company Fund*		3,366
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool*		839
Fidelity Magellan Fund*		4,738
Fidelity OTC Portfolio Fund*		3,016
Fidelity Overseas Fund*		1,863
Fidelity Puritan Fund*		2,610
Fidelity Small Cap Independent Fund*		654
Spartan Extended Market Index Fund*		25
Spartan International Index Fund*		51
Spartan U.S. Equity Index Advantage Fund*		1,684
Vanguard Growth Fund		57
Vanguard Small Cap Fund		72
Vanguard Value Fund		129
Net appreciation	$	49,824

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 2,357,090 and 2,322,689 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $84 million and $86 million at October 31, 2009 and 2008, respectively. During the year ended October 31, 2009, the Plan recorded dividend income of approximately $3 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

8. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2009 and 2008 (dollars in thousands).

	2009	2008
Net assets available for benefits per the financial statements	$ 522,267	$ 461,815
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,402	(1,150)
Net assets available for benefits per the Form 5500	$ 525,669	$ 460,665

For the year ended October 31, 2009, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 (dollars in thousands).

	2009
Increase in net assets per the financial statements	$ 60,452
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2009	3,402
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2008	1,150
Increase in net assets per the Form 5500	$ 65,004

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
SSgA U.S. Government Short-Term Investment Fund	2,169,297	$ 2,169
ANZ NATL INTL 6.2 7/19/13 144A	185,000	202
ACE 05-SD1 A1 1ML+40 11/50	2,828	3
AMCAR 04-DF A4 3.43 7/11	36,271	37
AMCAR 06-1 B 5.2 3/11	1,104	1
APART 07-1 B 5.35% 3/11	70,000	71
APART 07-2M A3A 5.22% 4/10	78,337	80
AMCAR 06-BG A4 5.21% 9/13	187,389	193
BACCT 2006-A16 A16 4.72 5/13	120,000	125
BP CAP MARKETS 5.25% 11/07/13	141,000	156
BP CAPITAL MARKETS 3.125% 3/12	200,000	207
BP CAP MARKETS 1.55% 8/11/11	158,000	160
BACM 04-6 XP CSTR 12/42	1,069,266	10
BACM 05-3 XP CSTR 7/43	2,911,001	24
BACM 04-4 A3 4.128% 7/42	83,148	83
BACM 04-5 XP CSTR 11/41	1,234,471	12
BACM 05-4 XP CSTR 7/45	1,705,107	9
BACM 2006-4 A1 CSTR 5/11	25,451	26
BACM 06-5 A1 5.185% 9/47	51,816	53
BOA FDIC GTD MTN 2.1% 4/30/12	269,000	273
BANK AMER 4.9% 5/01/13	213,000	222
BANK OF NEW YORK 4.95 1/14/11	45,000	47
BAYC 04-2 A 1ML+43 8/34	40,655	29
BAYC 04-3 A1 1ML+37 1/35	68,775	46
BAYC 04-3 A2 1ML+42 1/35	17,194	11
BAYC 04-3 M1 1ML+50 1/35	17,194	9
BSCMS 04-PWR5 A2 4.254 7/42	121,436	122
BSCMS 04-PWR5 X2 CSTR 7/42	827,314	16
BSCMS 04-T16 A3 4.03 2/46	81,599	82
BSCMS 04-T16 X2 CSTR 2/46	583,032	11
BSCMS 03-T12 X2 CSTR 8/39	424,254	4
BSCMS 04-PWR6 X2 CSTR 11/41	756,025	12
BSCMS 2006-T24 X2 CSTR 10/41	2,135,504	30
BSCMS 07-PW15 A1 5.016% 2/44	10,591	11
BRHEA 06-A A2R 5.03% 12/41	579,037	510
CD 06-CD2 A1 5.3020 1/46	114,789	117
CITEC 06-VT2 A4 5.05% 4/20/14	209,185	211
COMM 05-C6 XP CSTR 6/44	3,322,355	14

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CPS 07-B A3 5.47% 11/11	89,862	91
CPS 2007-C A3 5.43% 5/12 144A	82,438	84
CANADA GOVT 2.375% 9/10/14	210,000	209
CARAT 07-SN1 B 5.52% 3/15/11	65,000	65
COAFT 05-C A4A 4.71 6/12	245,996	249
COMET 07-B3 B3 5.05% 3/13	855,000	868
COMET 07-B5 B5 5.4% 5/13	405,000	413
COMET 09-A2 A2 3.2% 4/14	400,000	411
COPAR 06-2 A4 4.94% 7/12	97,076	99
CTCDO 04-1A A2 1ML+45 7/39	80,000	15
CARMX 2009-2 A3 1% 4/14	90,000	90
CHAIT 2008-A9 A9 4.3% 5/13	100,000	105
CHAIT 2009-A3 A3 2.4% 6/13	520,000	530
CCCIT 06-A4 A4 5.45% 5/13	200,000	213
CCCIT 07-B2 B2 5% 4/12	540,000	548
CCCIT 2009-A3 A3 2.7 6/13	600,000	614
CGCMT 04-C2 XP CSTR 10/41	689,265	12
CGCMT 05-EMG A2 4.2211 9/51	12,534	13
CITI FDG FDIC 1.875% 10/22/12	640,000	642
CITIGR FDG FDIC 1.875 11/15/12	300,000	301
CITIGRP FDIC 2% 3/30/12	300,000	304
CITIBANK FDIC MTN 1.875 6/4/12	320,000	323
CITIBANK NA FDIC 1.5% 7/12/11	460,000	464
CWCI 07-C2 A1 CSTR 4/15/47	68,233	70
COMM 01-J2A A1 5.447 7/34	308,869	319
COMM 06-C8 A1 5.11% 12/46	12,070	12
COMM 06-C8 XP CSTR 12/46	9,342,349	139
COMM 06-CN2A A2FX 5.449 2/19	200,000	197
COMM 04-LB4A XP CSTR 10/37	1,785,067	24
COMM 05-LP5 XP CSTR 5/43	1,604,336	13
GCCFC 2006-GG7 A1 5.7435% 7/38	65,035	66
COMWLTH BK AUS 3.75 10/14 144A	300,000	303
COMMONWETH MTN2.9 9/17/14 144A	700,000	699
CORNELL UNIV 4.35% 2/1/14	153,000	162
CPS 06-D A4 5.115% 08/13	334,627	340
CREDIT SUISSE NY 5% 5/15/13	571,000	610
CSFB 2002-CP5 A1 4.106 12/35	89,076	91
CSFB 03-C4 A3 CSTR 8/36	122,598	125
CSFB 04-C1 A3 4.321 1/37	91,281	92
CSFB 04-C4 ASP CSTR 10/39	707,506	13

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CSFB 04-C3 ASP CSTR 7/36	2,147,368	24
CSMC 07-C3 A1 CSTR 6/39	52,107	54
CSMC 06-C5 ASP CSTR 12/39	5,938,835	123
CSMC 07-C1 A1 5.227 2/40	50,960	52
CSMC 07-C1 ASP CSTR 2/40	9,970,463	139
CSMC 07-C2 A1 5.237 1/49	41,164	42
CSFB 05-C1 ASP CSTR 2/38	1,691,030	12
CSFB 05-C2 ASP CSTR 4/37	1,491,774	17
CREDIT SUISSE MTN 3.45% 7/2/12	350,000	361
DBS BK LTD 5.125/VAR 5/17 144A	300,000	308
FHLM ARM 4.889% 3/33 #847126	2,028	2
FHLM ARM 4.63% 3/35 #1B2811	62,254	65
FHLM ARM 4.68% 1/36 #847584	26,334	27
FHLM ARM 4.305 6/35 #848083	31,097	32
FHLM ARM 3.88% 1/35 #848084	23,625	24
FHLM ARM 3.479% 3/35 #848086	34,965	36
FHLM ARM 4.482% 4/35 #848088	310,272	320
FHLM ARM 4.485% 1/35 #848089	15,785	16
FHLM ARM 4.277% 2/35 #848090	91,868	95
FHLM ARM 5.084% 8/35 #1J0005	25,739	27
FHLM ARM 4.941% 11/35 #1J1228	74,323	77
FHLM ARM 5.26% 1/36 #1J1274	58,510	61
FHLM ARM 4.93% 9/35 #1K1215	83,267	86
FHLM ARM 5.78% 10/35 #1N0063	20,710	22
FHLM ARM 5.37% 12/35 #1N0106	87,884	92
FHLM ARM 5.62% 12/35 #1N0117	98,581	100
FHLM ARM 5.15% 8/36 #1B7241	44,895	47
FHLM ARM 5.62% 1/36 #1G1820	128,157	135
FHLM ARM 5.34% 6/35 #1L0097	45,851	47
FHLM ARM 4.83% 11/35 #1Q0166	96,258	101
FHLM ARM 4.486% 5/35 #1Q0758	122,725	127
FHLB 1.625% 7/27/11	1,500,000	1,517
FHLB 1.75% 8/22/12	300,000	302
FHLB 1.625% 11/21/12	2,205,000	2,203
FHLG 15YR 7.00% 11/11 #E20271	27,879	29
FHR 2382 MB 6% 11/16	108,457	116
FHLM ARM 4.441% 2/34 #781229	13,765	14
FNR 96-28 PK 6.5 7/25	87,137	95
FNMA 5% 2/16/12	640,000	694
FHLMC 2.125% 3/23/12	1,260,000	1,284

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLMC 1.125% 12/15/11	810,000	809
FNMA 15YR 4.00% 9/18 #254919	207,547	216
FNMA 15YR 6.50% 6/14 #323794	156,200	165
FNMA 15YR 7.00% 11/14 #535006	73,896	79
FNMA 15YR 7.00% 3/15 #535200	47,548	51
FNMA 15YR 7.00% 4/16 #535879	3,772	4
FNMA 15YR 6.50% 2/17 #545449	59,078	64
FNMA 15YR 6.00% 1/18 #555303	371,329	401
FNMA 15YR 6.00% 4/16 #573453	8,576	9
FNMA 15YR 6.00% 9/16 #602893	2,553	3
FNMA 15YR 6.00% 10/16 #611923	2,736	3
FNMA 15YR 7.00% 2/16 #619196	8,418	9
FNMA 15YR 6.50% 5/17 #641261	79,544	85
FNR 03-81 NY 4.5 9/16	515,000	533
FNR 03-123 AB 4 10/16	205,145	211
FNR 2004-7 J 4% 7/17	256,588	267
FNR 2004-3 BA 4% 7/17	157,365	164
FHR 2626 NA 5 6/23	74,844	76
FHR 2635 DG 4.5% 1/18	291,687	306
FHR 2677 LC 4.5 6/15	76,746	78
FHR 2702 AB 4.5% 7/27	338,872	348
FHR 2786 GA 4 8/17	110,979	115
FHR 2780 A 4% 12/14	178,315	181
FHR 2809 UA 4 12/14	6,037	6
FNR 06-49 CA 6% 2/31	164,902	171
FHR 2867 EA 4.5% 11/18	86,234	89
FHR 2885 PC 4.5 3/18	183,575	192
FHR 2901 UM 4.5% 1/30	351,668	365
FHR 3077 GA 4.5% 8/19	176,772	185
FNR 2008-29 CA 4.5% 9/35	585,749	615
FNR 2008-95 AD 4.5% 12/23	575,035	601
FNMA 2% 1/9/12	1,260,000	1,281
FNMA 1.75% 3/23/11	115,000	117
FNMA 1% 11/23/11	430,000	430
FHR 3555 CM 4% 12/14	1,232,417	1,282
FHR 3555 KH 4% 12/14	1,251,130	1,296
FNMA ARM 4.318% 3/33 #694530	5,451	6
FNMA ARM 4.801% 2/33 #695019	7,188	7
FNMA ARM 3.984% 5/33 #703915	4,009	4
FNMA ARM 4.57% 6/33 #712321	18,730	20

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.68% 11/34 #735011	67,273	69
FNMA ARM 5.01% 11/35 #745124	54,297	56
FNMA ARM 5.51% 4/36 #745672	78,100	82
FNMA 15YR 4.50% 7/20 #745874	85,560	90
FNMA ARM 5.541% 11/36 #745972	70,677	73
FNMA ARM 3.753% 10/33 #746320	12,020	12
FNMA ARM 4.358% 10/33 #754672	3,402	3
FNMA ARM 3.752% 10/33 #755148	11,816	12
FNMA ARM 4.455% 3/35 #773281	11,526	12
FNMA ARM 4.499% 3/35 #783587	34,158	35
FNMA ARM 5.05% 7/34 #801635	5,093	5
FNMA ARM 4.53% 12/34 #802852	74,357	76
FNMA ARM 4.293% 3/35 #815586	5,655	6
FNMA ARM 4.75% 5/35 #815626	21,402	22
FNMA ARM 5.12% 6/35 #823810	24,747	26
FNMA ARM 4.96% 6/35 #825388	59,623	61
FNMA ARM 4.520% 8/35 #829603	17,058	18
FNMA ARM 4.555% 7/35 #832099	41,109	42
FNMA ARM 5.344% 7/35 #834917	4,885	5
FNMA ARM 5.349% 12/34 #843013	13,440	14
FNMA ARM 5.23% 12/35 #846701	94,238	99
FNMA ARM 4.893% 10/35 #847787	22,466	23
FNMA ARM 5.40% 11/35 #879153	56,214	58
FNMA ARM 6.25% 6/36 #886983	12,778	13
FNMA ARM 4.86% 7/35 #888382	130,790	136
FNMA ARM 5.07% 9/36 #888398	283,021	297
FNMA 15YR 4.50% 12/18 #888889	443,150	468
FNMA 15YR 4.50% 6/18 #889335	321,699	339
FNMA 15YR 4.50% 12/18 #889336	385,260	406
FNMA ARM 4.21% 5/35 #889946	112,432	115
FNMA ARM 4.90% 2/36 #995015	1,221,181	1,266
FNMA ARM 4.59% 7/35 #995016	72,678	75
FNMA ARM 4.30% 2/35 #995017	125,855	130
FNMA ARM 4.987% #995269	793,992	814
FNMA ARM 4.785% 2/36 #995271	198,213	207
FNMA ARM 4.898% 5/35 #995272	9,952	10
FNMA ARM 4.58% 7/35 #995273	41,424	43
FNMA ARM 4.765% 1/34 #995274	2,278	2
FNMA ARM 4.53% 10/35 #995414	81,312	84
FNMA ARM 4.55% 10/35 #995415	461,390	477

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.715% 11/35 #995604	555,610	580
FNMA ARM 4.647% 4/35 #995605	174,403	179
FNMA ARM 4.512% 12/36 #995606	109,803	114
FNMA ARM 4.545% 12/36 #995607	64,386	67
FNMA ARM 5.075% 7/34 #995609	46,530	48
FNMA 15YR 5.00% 12/18 #995756	157,225	168
FNMA 15YR 5.00% #995836	595,712	635
FNMA 15YR 5.00% 1/21 #995861	249,797	266
FNMA ARM 4.807% 1/35#AD0064	209,473	214
FNMA ARM 5.129% 9/35#AD0065	751,748	781
FNMA ARM 4.285% 7/33#AD0066	55,549	57
FNMA ARM 3.206% 4/36#AD0068	39,470	40
FNMA 15YR 4.50% 8/24 #AD0116	818,236	863
FNMA 15YR 4.50% 8/24 #AD0117	1,389,035	1,466
FNMA 15YR 4.50% 7/18 #AD0118	719,753	760
FNMA ARM 4.82% 2/36 #AD0175	32,944	34
FNMA ARM 4.49% 4/35 #AD0176	303,318	314
FNMA ARM 3.32% 9/34 #AD0177	12,212	13
FNMA ARM 3.334% 4/36 #AD0178	30,936	32
FHASI 04-FL1 2A1 6ML+30 12/34	9,588	6
FLEETBOSTON FIN 7.375% 12/1/09	235,000	236
FORDO 07-A B 5.6% 10/12	60,000	64
FORDO 2009-B A2 2.46 11/11TALF	70,000	71
FORDO 2009-B A3 2.79 8/13TALF	100,000	102
FORDO 09-D A3 2.17% 10/15/13	100,000	101
FRNK 07-1 A4 5.03 2/15	185,000	191
GEMNT 07-1 B 4.95% 3/13	375,000	379
GEMNT 2007-3 A2 5.4% 6/13	1,000,000	1,025
GEMNT 2007-3 B 5.49% 6/13	405,000	414
GECMC 07-C1 XP CSTR 12/49	6,237,229	43
GMACC 04-C2 A2 CSTR 8/38	82,843	85
GMACC 04-C3 X2 CSTR 12/41	891,345	10
GMACC 05-C1 X2 CSTR 5/43	1,162,527	13
GMAC INC FDIC 1.75% 10/30/12	300,000	301
GECMC 04-C2 A2 4.119% 3/40	66,604	68
GE CAP 5.2% 2/01/11	450,000	471
GECAP MTN 5.9% 5/13/14	220,000	241
GE CAP CORP 3.5% 8/12	770,000	791
GE CAP FDIC 1.8% 3/11/11	570,000	578
GE CAP FDIC MTN 2.625 12/28/12	438,000	450

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GE CAP FDIC GMTN 2% 9/28/12	520,000	525
GNR 02-35 C CSTR 10/23	744	1
GPMH 01-1 IA 1ML+34 4/32	16,568	16
GCCFC 05-GG3 XP CSTR 8/42	3,699,573	59
HSBC USA FDIC 3.125% 12/16/11	230,000	240
HAT 2006-2 A4 5.67% 6/13	220,000	228
HAT 07-1 A4 5.33% 11/18/13	240,000	253
HART 06-1 B 5.29 11/12	6,174	6
HART 2007-A A3A 5.04 1/12	125,624	128
HART 2009-A A3 2.03% 8/13	90,000	91
ING SEC LIFE 4.25 1/15/10 144A	500,000	496
IMM 04-9 M2 1ML+65 1/35	14,168	3
IMM 04-9 M3 1ML+70 1/35	10,472	2
IMM 04-9 M4 1ML+105 1/35	5,544	1
JPMORGAN CHASE 4.75% 5/1/13	381,000	404
JPMC CO MTN 4.65% 6/14	300,000	316
JPMCC 2001-C1 A2 5.464 10/35	33,651	34
JPMCC 03-CB7 X2 CSTR 1/38	382,530	3
JPMCC 04-CBX X2 CSTR 1/37	2,636,729	30
JACKSON NATL 5.375% 5/8/13 144	130,000	131
JPMRT 2006-A A4 5.14% 12/14	198,408	205
JPMORGAN FDIC 3.125 12/1/11 DT	162,000	169
KFW GLB 4.75 5/15/12	340,000	368
KFW GLB 3.5 5/16/13	300,000	314
LBUBS 07-C1 A1 CSTR 2/15/40	42,176	43
LBUBS 07-C2 A1 5.226 2/40	40,715	42
LBUBS 00-C5 A2 6.51 12/26	501,512	518
LBUBS 01-C2 A2 6.653 11/27	85,000	89
LBUBS 04-C6 A2 4.187% 8/29	37,902	38
LBUBS 04-C6 XCP CSTR 8/36	1,026,537	10
LBUBS 04-C8 XCP CSTR 12/39	559,419	6
LBUBS 04-C2 A3 3.973% 3/29	190,000	186
MLCFC 07-6 A1 5.175% 3/12/51	41,574	43
MVCOT 05-2 A 4.6% 10/27	50,894	46
MVCOT 06-2A A 5.417% 10/28	49,233	43
MVCOT 06-2A B 5.467% 10/28	9,813	5
MASSMUTUAL GL 3.625% 7/12 144A	100,000	103
MARM 04-11 1A4 1ML+49 11/34	2,433	2
MBART 2009-1 A3 1% 1/15/14	120,000	120
MLMT 04-MKB1 A2 4.353% 2/42	262,290	264

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MLMT 04-KEY2 A2 4.166% 8/39	201,737	202
MLMT 04-BPC1 XP CSTR 9/41	2,357,591	39
MLMT 05-MKB2 XP CSTR 9/42	557,881	4
MLMT 05-MCP1 XP CSTR 6/43	1,320,063	23
MET LIFE GLBL 5.75 7/25/11 144	1,200,000	1,267
MLCFC 06-3 XP CSTR 7/46	3,412,508	81
MONUMENTAL GLBL 5.5% 4/13 144A	60,000	62
MSTDW GLBL 6.75% 4/15/11	55,000	59
MSC 04-HQ4 X2 CSTR 4/40	1,177,385	11
MSC 04-HQ3 A2 4.05 1/41	77,576	78
MSC 05-TOP17 X2 CSTR 12/41	1,037,771	17
MSC 05-IQ9 X2 CSTR 7/56	1,373,269	29
MSC 05-HQ5 X2 CSTR 1/42	1,404,898	9
MSC 2006-HQ8 A1 5.124 3/44	9,557	10
MSDWC 01-PPM A2 6.4 2/31	57,563	60
MSC 2007-HQ11 A1 CSTR 2/44	77,785	80
MORGAN STAN FDIC 3.25% 12/1/11	270,000	282
NATL AUSTL BK A 8.6% 5/19/10	165,000	172
NCSLT 2007-2 AIO 6.7% 7/12	435,000	68
NCSLT 2006-2 AIO 6% 8/11	85,000	7
NCSLT 04-2 AIO 9.75% 10/14	204,250	39
NCSLT 05-1 AIO 6.75% 12/09	100,000	1
NCSLT 06-1 A-IO 5.5 4/11	370,000	22
NCSLT 2006-3 AIO 7.1% 1/12	140,000	19
NCSLT 06-4 AIO 6.35% 02/12	495,000	62
NCSLT 2007-1 AIO 7.27% 4/12	595,000	94
NAVOT 05-A A4 4.43 1/14	66,355	67
NY LIFE 2.25% 12/14/12 144A	246,000	246
NYLIFE GLB4.65% 5/9/13 144A	275,000	291
NALT 2009-B A3 1 1/15	140,000	141
NORD 07-1A A 4.92 5/13 144A	615,000	623
NEF 05-1 A5 4.74 10/45	168,100	155
PERF 05-2 A2 5.03 3/14	622,552	654
PPSI 04-WHQ2 A3E 1ML+42 2/35	20,731	19
PRES & FELLOWS 3.7% 4/1/13	645,000	670
PROCTOR&GAMBLE INTL 1.35% 8/11	278,000	280
RABOBANK NEDER 2.65% 8/12 144A	990,000	1,002
ROYALBK Y$CD 2.25% 3/15/13	625,000	625
SBC COMM GLBL 6.25 3/15/11	835,000	888
SVOVM 05-A A 5.25 2/21	58,576	54

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
SBM7 00-C3 A2 6.592 12/33	198,148	203
SBM7 00-C1 A2 7.52 12/09	23,393	23
SHELL INTL FIN 1.3% 9/22/11	300,000	302
LLL 1997-LLI D 7.15 10/34	89,586	97
SASC 04-GEL1 A 1ML+36 2/34	7,206	5
SVENSKA MTN 2.875 9/14/12 144A	515,000	518
TIAA GLOB MKTS 4.95% 7/13 144	300,000	317
TAROT 2006-C A4 5.31% 5/13	152,490	155
TAROT 2006-B A3 5.41% 8/11	15,204	15
TAROT 2006-B A4 5.52% 11/12	300,000	306
US CNTRL FED CU 1.9% 10/19/12	230,000	230
USTN 4.625% 8/31/11	2,500,000	2,674
USTN 4.75% 5/31/12	5,500,000	5,997
USTN 2.75% 2/28/13	4,600,000	4,773
USTN 3.125% 9/30/13	796,000	834
USTN 2.75% 10/31/13	445,000	459
USTN 2% 11/30/13	2,096,000	2,102
USTN 1.75% 11/15/11	2,874,000	2,921
USTN 1.875% 2/28/14	700,000	695
USTN 1.875% 6/15/12	16,912,000	17,188
USTN 1.375% 10/15/12	18,740,000	18,721
USTN 1% 10/31/11	5,090,000	5,100
USTN 1% 9/30/11	0	0
VWALT 2009-A A3 3.41% 4/12	300,000	308
WBCMT 05-C22 A1 4.98 12/44	56,839	57
WBCMT 03-C6 A2 4.498 8/35	91,077	92
WBCMT 03-C7 A1 4.241 10/35	274,517	278
WBCMT 03-C8 A3 4.445% 11/35	275,000	275
WBCMT 04-C14 A2 4.368 8/41	155,827	156
WBCMT 04-C15 XP CSTR 10/41	3,183,334	51
WBCMT 2006-C27 A1 5.405% 7/45	79,026	80
WALOT 06-2 B 5.29% 6/12	90,000	93
WALOT 07-1 B 5.38% 7/20/12	295,000	307
WBCMT 2007-C30 XP CSTR 12/43	6,040,320	93
WACHOVIA CORP 3ML+13 10/15/11	195,000	192
WALMART STORES MTN 3.2% 5/14	194,000	199
WELLS FARGO 3.98 10/29/10	575,000	592
WELLS FARGO 4.2% 1/15/10	310,000	312
WESTO 05-3 B 4.50 5/13	53,350	52

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
AIG Financial Products Corp.		28
Rabobank Nederland Wrapper		49
State Street Wrapper		51
JP Morgan Chase Wrapper		-
Total Blended Interest Fund		134,150
DEERE & COMPANY COMMON STOCK*	2,357,090	107,360
FIDELITY INTERMEDIATE BOND COMMINGLED POOL - PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	493,866	6,359

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Asset Manager 20% Fund*	251,456	2,965
Fidelity Asset Manager 50% Fund*	332,305	4,413
Fidelity Asset Manager 70% Fund*	412,482	5,651
Fidelity Asset Manager 85% Fund*	35,934	394
Fidelity Cash Reserves*	1,634	1,634
Fidelity Diversified International Fund*	339,490	9,129
Fidelity Equity Income Fund*	286,979	10,575
Fidelity Freedom Income Fund*	85,267	906
Fidelity Freedom 2000 Fund*	29,938	339
Fidelity Freedom 2005 Fund*	56,894	561
Fidelity Freedom 2010 Fund*	374,804	4,599
Fidelity Freedom 2015 Fund*	337,831	3,446
Fidelity Freedom 2020 Fund*	391,713	4,767
Fidelity Freedom 2025 Fund*	279,043	2,799
Fidelity Freedom 2030 Fund*	362,054	4,298
Fidelity Freedom 2035 Fund*	286,133	2,804
Fidelity Freedom 2040 Fund*	491,456	3,357
Fidelity Freedom 2045 Fund*	178,231	1,437
Fidelity Freedom 2050 Fund*	94,414	749
Fidelity Growth Company Fund*	384,277	23,756
Fidelity Institutional Money Market Fund*	45,136,388	45,136
Fidelity Magellan Fund*	528,928	31,058
Fidelity OTC Portfolio Fund*	335,400	13,449
Fidelity Overseas Fund*	405,695	12,236
Fidelity Puritan Fund*	1,592,248	24,313
Fidelity Select Money Market Fund*	10	10
Fidelity Small Cap Independent Fund*	511,381	6,449
Spartan Extended Market Index Fund*	9,095	252
Spartan International Index Fund*	8,978	294
Spartan U.S. Equity Index Advantage Fund*	750,554	27,538
Vanguard Growth Fund	21,258	493
Vanguard Small Cap Fund	22,469	505
Vanguard Value Fund	22,426	409
Total Mutual Funds		250,721

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2009 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FIDELITY BROKERAGELINK ACCOUNTS*		18,251
LOANS TO PARTICIPANTS (AT INTERST RATES OF 4.75% TO 10.75% MATURING FROM NOVEMBER 2009 THROUGH OCTOBER 2019).*		9,239
Total Investments		$ 526,080

* Represents a party-in-interest to the Plan.

** Cost infomation is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: 24 February 2010

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 23, 2010, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2009.

Deloitte & Touche LLP

Chicago, Illinios
February 23, 2010